Exhibit 99.1

DOUBLEDOWN INTERACTIVE TO REPORT 2025 SECOND QUARTER RESULTS

ON AUGUST 12 AND HOST CONFERENCE CALL AND WEBCAST

SEOUL, KOREA – July 29, 2025 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today that it will release its 2025 second quarter financial results after the market closes on Tuesday, August 12, 2025, and host a conference call and simultaneous webcast at 5:00 p.m. ET (2:00 p.m. PT) that day. Both the call and webcast are open to the general public. On the call, DoubleDown management will review the Company’s financial results and provide a business update, followed by a question-and-answer session.

To access the call, please use the following link: DoubleDown Second Quarter 2025 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.

A simultaneous webcast of the conference call will be available at: DoubleDown Second Quarter 2025 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. A replay will be available on the Company’s Investor Relations website shortly after the event.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. DoubleDown recently expanded its social casino platform with the acquisition of WHOW Games GmbH, a developer headquartered in Hamburg, Germany. The Company’s SuprNation subsidiary operates three real-money iGaming sites in Western Europe.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni, Christin Armacost

JCIR

+1 (212) 835-8500

DDI@jcir.com